                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934

                               (Amendment No. 10)*


                                   EPLUS INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    294268107
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                            1826 Jefferson Place, N.W.
                             Washington, D.C.  20036
                                 (202) 775-8109
 ------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                August 16, 2006
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                      Exhibit Index at page 11

-------------------------------------------------------------------------------
CUSIP NUMBER   294268107
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY).

               Hovde Capital Advisors LLC / 03-0430205
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS (See Instructions)

               AF/OO
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e) [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(1)
                    837,586 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER


                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    837,586 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    837,586 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    10.3%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    IA
-------------------------------------------------------------------------------
(1) The 837,586 shares beneficially owned by Hovde Capital Advisors LLC include
234,876 shares owned directly by Financial Institution Partners III, L.P.,
432,720 shares owned directly by Financial Institution Partners, L.P.,
118,020 shares owned directly by Financial Institution Partners, Ltd., and
51,970 shares owned directly by Financial Institution Partners IV, L.P.,
Hovde Capital Advisors LLC serves as the investment manager to the foregoing direct owners.

Page 2 of 12

-------------------------------------------------------------------------------
CUSIP NUMBER   294268107
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Eric D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF/PF/OO
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            28,559 shares
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(2)
                    1,236,570 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    28,559 shares
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    1,236,570 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,265,129 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    15.5%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    IN
-------------------------------------------------------------------------------
(2) Of the 1,265,129 shares beneficially owned by Eric D. Hovde, 328,719 of the shares beneficially owned are as managing member of Hovde Capital, L.L.C., the general partner to Financial Institution Partners II, L.P., a direct owner;
30,000 of the shares beneficially owned are as managing member of Hovde
Acquisition II, L.L.C., a direct owner; 19,000 of the shares beneficially owned are as trustee for Hovde Financial, Inc. Profit Sharing Plan and Trust, a
direct owner; 21,265 of the Shares beneficially owned are as trustee for The
Eric D. and Steven D. Hovde Foundation, a direct owner; 28,559 of the shares beneficially owned are held directly by Eric D. Hovde; and 837,586 of the shares beneficially owned are as President, CEO and Managing Member of Hovde
Capital Advisors LLC, the Investment Manager to various client accounts that are the direct owners.


Page 3 of 12

-------------------------------------------------------------------------------
CUSIP NUMBER   294268107
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Steven D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF/OO
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e) [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(3)
                    1,236,570 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    1,236,570 shares
               ----------------------------------------------------------------
     11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,236,570 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               15.2%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------
(3) Of the 1,236,570 shares beneficially owned by Steven D. Hovde, 328,719 of the shares beneficially owned are as member of Hovde Capital, L.L.C., the general partner to Financial Institution Partners II, L.P., a direct owner;
30,000 of the shares beneficially owned are as member of Hovde
Acquisition II, L.L.C., a direct owner; 19,000 of the shares beneficially owned are as trustee for Hovde Financial, Inc. Profit Sharing Plan and Trust, a
direct owner; 21,265 of the Shares beneficially owned are as trustee for The
Eric D. and Steven D. Hovde Foundation, a direct owner; and 837,586 of the shares beneficially owned are as Chairman of Hovde Capital Advisors LLC, the
Investment Manager to various client accounts that are the direct owners.

Page 4 of 12

Item 1.  Security and Issuer

      The class of security to which this statement relates is the common stock, par value $0.01 per share (the "Shares"), of ePlus inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 13595 Dulles Technology Drive,Herndon, VA 20171.


Item 2.  Identity and Background

      The persons filing this statement are Hovde Capital Advisors LLC, a Delaware limited liability company (the "Investment Manager"), the Investment Manager to various client accounts, which are the direct owners (collectively, the "Clients"), Eric D. Hovde, and Steven D. Hovde. Hovde Capital Advisors LLC, Eric D. Hovde and Steven D. Hovde are collectively referred to herein as the "Reporting Persons."

      Eric D. Hovde and Steven D. Hovde each may hold beneficial interests in the Shares through ownership of an interest in, and positions as officers and/or members of the Investment Manager. Eric D. Hovde and Steven D. Hovde also may hold beneficial interests in the Shares through positions as officers, members, managers and trustees of the other entities that invest in the Shares. Eric D. Hovde holds additional beneficial interests in the Shares through Shares owned directly. Eric D. Hovde and Steven D. Hovde are also directors and executive officers of Hovde Financial, Inc. ("Hovde Financial"). Hovde Financial does not beneficially own any of the Shares. Steven D. Hovde disclaims beneficial ownership of the shares held directly by Eric D. Hovde.

      Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and offices of the Investment Manager as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the Investment Manager who are Reporting Persons. The Investment Manager controls the Clients, the direct owners.

      None of the Reporting Persons or executive officers, directors or controlling persons of the Investment Manager have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

     Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in
Schedule 2 attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

This amended Schedule 13D is being filed to report a change in the plans or proposals of the Reporting Persons with respect to the Issuer. On June 20, 2006, the Reporting Persons sent a letter Phillip G. Norton, the Chief Executive Officer of the Issuer (the "June Letter"). The June Letter expressed concerns that the Reporting Persons had with respect to certain stock options granted by the Issuer. As indicated in the Issuer's Form 12b-25 (notification of inability to timely file Form 10-K) filed on June 30, 2006, the Issuer's Audit Committee initiated a review and assessment of the matters raised by the Reporting Persons in the June Letter. On August 11, 2006, the Issuer filed a Form 8-K to report, in part, that the Audit Committee had completed this preliminary review and had concluded that "the [Issuer's] internal controls, system of reporting, and documentation with respect to options were inadequate[.]" In this August 11, 2006 Form 8-K the Issuer further reported that "the [Issuer] will restate its previously issued financial statements for the fiscal years ended March 31, 2004 and 2005, as well as previously reported interim financial information, to reflect additional non-cash charges for stock-based compensation expense in certain reported periods commencing with the fiscal year ended March 31, 1998. In addition, the [Issuer's] financial statements as of and for the fiscal year ended March 31, 2006, to be included in the [Issuer's] annual report on Form 10-K for the fiscal year ended March 31, 2006, will include non-cash charges for stock-based compensation expense."

In light of, among other things, the preliminary findings of the Audit Committee with respect to certain of the Issuer's stock option grants, the statements of the Issuer regarding the actions it will take to address these findings, and the disappointing performance of the Issuer's stock, the Reporting Persons propose to change the present board of directors of the Issuer. Specifically, the Reporting Persons have sent a letter to Mr. Norton, dated August 15, 2006, by overnight courier to be delivered on August 16, 2006, which requests the Issuer to create two additional seats on its board of directors and appoint two persons nominated by the Reporting Persons to fill these seats. The Reporting Persons believe that by nominating two independent directors to the Issuer's board, the interests of the Issuer's non-management shareholders will be better served. Specifically, the Reporting Persons believe that the Issuer's shares are undervalued in the market and that, by actively participating in the Issuer's corporate governance, the Reporting Persons can assist the Issuer in enhancing the value of these shares.

The Reporting Persons may, in open market or privately negotiated securities transactions, acquire additional shares of the Issuer or dispose of those shares of the Issuer that the Reporting Persons presently own. Except as otherwise disclosed herein, the Reporting Persons do not have any plans or proposals that pertain to those matters listed in sub-paragraphs (a) through (j), inclusive, of Item 4 of the General Instructions to the
Schedule 13D published by the Securities and Exchange Commission.

Item 5.  Interest in Securities of the Issuer

     (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of August 16, 2006, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 8,143,191 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of its control over the Clients, all decisions regarding voting and disposition of the Shares beneficially owned by the Clients are made by the Investment Manager, acting through its chief executive officer, president, or managing members. As such, the Clients and the Investment Manager share voting and investment power with respect to such Shares. Therefore, as a result of their ownership interest in, and positions as officers directors, and/or managers of the Investment Manager, Eric D. Hovde and Steven
D. Hovde may be deemed to have beneficial ownership of the Shares.

     (c) The Reporting Persons have not engaged in any securities transactions involving any Shares since the date of the Reporting Persons' last amendment to this Schedule 13D, which was filed on August 14, 2006.

     (d)  None.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.  Materials to be filed as Exhibits

Exhibit A -    Consent Agreement pursuant to 17 C.F.R.  13d-1(f)(1)
Exhibit B -    (Incorporated by reference to the Schedule 13D filed with the
               Securities and Exchange Commission (the "Commission") on March
               16, 1999)
Exhibit C -    Customer Agreement between NationsBanc Montgomery Securities and
               Financial Institution Partners II, L.P. (Incorporated by
               reference to the Schedule 13D filed with the Commission on March
               16, 1999)
Exhibit D -    Prime Broker Agreement between NationsBanc Montgomery Securities and Financial Institution Partners II, L.P. (Incorporated by
               reference to the Schedule 13D filed with the Commission on March
               16, 1999)
Exhibit E -    Partnership Agreement between NationsBanc Montgomery Securities and Financial Institution Partners II, L.P. (Incorporated by
               reference to the Schedule 13D filed with the Commission on March
               16, 1999)
Exhibit F -    Customer Agreement between NationsBanc Montgomery Securities and
               Eric D. Hovde. (Incorporated by reference to the Schedule 13D filed with the Commission on March 16, 1999)
Exhibit G -    Prime Broker Agreement between NationsBanc Montgomery Securities and Eric D. Hovde. (Incorporated by reference to the Schedule
               13D filed with the Commission on March 16, 1999)
Exhibit H -    Account Agreement between Banc of America Securities LLC and
               Hovde Acquisition II, L.L.C. (Incorporated by reference to the
               Schedule 13D/A filed with the Commission on January 20,2003)
Exhibit I -    Prime Broker Agreement between Banc of America Securities LLC and Hovde Acquisition II, L.L.C. (Incorporated by reference to the Schedule 13D/A filed with the Commission on January 20,2003)
Exhibit J -    Limited Liability Company Agreement between Banc of America
               Securities LLC and Hovde Acquisition II, L.L.C. (Incorporated by
               reference to the Schedule 13D/A filed with the Commission on
               January 20,2003)
Exhibit K -    Customer Agreement between NationsBanc Montgomery Securities and
               Hovde Financial Inc. Profit Sharing Plan and Trust.
               (Incorporated by reference to the Schedule 13D filed with the
               Commission on March 16, 1999)
Exhibit L -    Prime Broker Agreement between NationsBanc Montgomery Securities and Hovde Financial Inc. Profit Sharing Plan and Trust.
               (Incorporated by reference to the Schedule 13D filed with the
               Commission on March 16, 1999)
Exhibit M -    Customer Agreement between NationsBanc Montgomery Securities and
               The Eric D. Hovde Foundation.  (Incorporated by reference to the
               Schedule 13D filed with the Commission on May 7, 1999)
Exhibit N -    Prime Broker Agreement between NationsBanc Montgomery Securities and The Eric D. Hovde Foundation. (Incorporated by reference to the Schedule 13D filed with the Commission on May 7, 1999)
Exhibit O-     Customer Agreement between NationsBanc Montgomery Securities and
               Financial Institution Partners III, L.P. (Incorporated by
               reference to the Schedule 13D filed with the Commission on May
               5, 2000)
Exhibit P-     Prime Broker Agreement between NationsBanc Montgomery Securities and Financial Institution Partners III, L.P. (Incorporated by
               reference to the Schedule 13D filed with the Commission on May
               5, 2000)
Exhibit Q-     Partnership Agreement between NationsBanc Montgomery Securities and Financial Institution Partners III, L.P.  (Incorporated by
               reference to the Schedule 13D filed with the Commission on May
               5, 2000)
Exhibit R -    Options Agreement between Morgan Stanley & Co. Incorporated and
               Financial Institution Partners, L.P. (Incorporated by reference to the Schedule 13D/A filed with the Commission on January
               20,2003)
Exhibit S -    Customer Prime Broker Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, L.P.
               (Incorporated by reference to the Schedule 13D/A filed with the
               Commission on January 20,2003)
Exhibit T -    Master Securities Loan Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, L.P.
               (Incorporated by reference to the Schedule 13D/A filed with the
               Commission on January 20,2003)
Exhibit U -    Account Control Agreement between Morgan Stanley Co.
               and Financial Institution Partners, L.P. (Incorporated by
               reference to the Schedule 13D/A filed with the Commission on
               January 20,2003)
Exhibit V -    Options Agreement between Morgan Stanley & Co. Incorporated and
               Financial Institution Partners, Ltd. (Incorporated by reference to the Schedule 13D/A filed with the Commission on January
               20,2003)
Exhibit W -    Customer Prime Broker Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, Ltd.
               (Incorporated by reference to the Schedule 13D/A filed with the
               Commission on January 20,2003)
Exhibit X -    Master Securities Loan Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, Ltd.
               (Incorporated by reference to the Schedule 13D/A filed with the
               Commission on January 20,2003)
Exhibit Y -    Account Control Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, Ltd.
               (Incorporated by reference to the Schedule 13D/A filed with the
               Commission on January 20,2003)
Exhibit Z -    Customer Agreement between Banc of America Securities LLC and
               Financial Institution Partners IV, L.P. (Incorporated by
               reference to the Schedule 13D/A filed with the Commission on
               July 2, 2003)
Exhibit AA -   Prime Broker Agreement between Banc of America Securities LLC
		and Financial Institution Partners IV, L.P. (Incorporated by
               reference to the Schedule 13D/A filed with the Commission on
		July 2, 2003)
Exhibit BB -   Partnership Agreement between Banc of America Securities
               LLC and Financial Institution Partners IV, L.P. (Incorporated by reference to the Schedule 13D/A filed with the Commission on July 2, 2003)




                                   Signatures


     After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.


                         HOVDE CAPITAL ADVISORS LLC

                         By:  /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member


                         ERIC D. HOVDE

                         /s/ Eric D. Hovde
                         -------------------------------------------------


                         STEVEN D. HOVDE

                         /s/ Steven D. Hovde
                         -------------------------------------------------


Dated:    08/16/06

                                   Schedule 1

                    INFORMATION RELATING TO REPORTING PERSONS

                                   Principal Business and
                                   Address of Principal Business
Name                               or Principal Office
----                               ------------------------------


Hovde Capital Advisors LLC         Limited liability company and registered
                                   investment adviser formed to serve as an
                                   investment manager.

                                   1826 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware




    INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                     PERSONS

NAME                          PRINCIPAL OCCUPATION
ADDRESS                       BUSINESS ADDRESS              CITIZENSHIP
-------                       --------------------          -----------
Steven D. Hovde(4)            Investment Banker             U.S.
1629 Colonial Parkway         Hovde Financial, Inc.
Inverness, Illinois 60067     1629 Colonial Parkway
                              Inverness, Illinois 60067
                              Investment banking firm

Eric D. Hovde (5)             Portfolio Manager             U.S.
1826 Jefferson Place, N.W.    Hovde Capital Advisors LLC
Washington, D.C. 20036        1826 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Registered investment adviser

-------------------------------------------------------------------------------
(4) Steven D. Hovde is affiliated with the following Reporting Persons: Chairman of Hovde Capital Advisors LLC

(5) Eric D. Hovde is affiliated with the following Reporting Persons:
President, Chief Executive Officer and Managing Member of Hovde Capital Advisors LLC

                                   SCHEDULE 2

     The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                        Amount
                                        Originally
                    Total               Financed/           Source of
Name                Consideration       Current Balance     Funds
-------------------------------------------------------------------------------

Hovde Capital       $9,193,715.54       $1,725,767.95/      Working Capital
Advisors LLC                            $0                  of Affiliates and
                                                            Others

Eric D. Hovde       $12,838,071.96      $140,996.25/        AF/PF/OO
                                        $0

Steven D. Hovde     $12,594,463.69      $140,996.25/        AF/OO
                                        $0




-------------------------------------------------------------------------------

                                   SCHEDULE 3

      The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                            Approximate
Name                          Number of Shares              Percentage
----                          ----------------              -----------

Hovde Capital Advisors LLC    837,586                       10.3%

Eric D. Hovde                 1,265,129                     15.5%

Steven D. Hovde               1,236,570                     15.2%

-------------------------------------------------------------------------------

Aggregate Shares Held by      1,265,129                     15.5%
Reporting Persons


                                  EXHIBIT INDEX

                                                                      Page

Exhibit A-     Consent Agreement to 17 C.F.R. 13d-1(f)(1)              12

Exhibit B -    (Incorporated by reference to the Schedule 13D
               filed with the Commission on March 16, 1999)

Exhibit C -    Customer Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               the Schedule 13D filed with the Commission on
               March 16, 1999)

Exhibit D -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               the Schedule 13D filed with the Commission on
               March 16, 1999)

Exhibit E -    Partnership Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               the Schedule 13D filed with the Commission on
               March 16, 1999)

Exhibit F -    Customer Agreement between NationsBanc
               Montgomery Securities and Eric D. Hovde
               (Incorporated by reference to the Schedule 13D
               filed with the Commission on March 16, 1999)

Exhibit G -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Eric D. Hovde
               (Incorporated by reference to the Schedule 13D
               filed with the Commission on March 16, 1999)

Exhibit H -    Account Agreement between Banc of America
               Securities LLC and Hovde Acquisition II, L.L.C.
               (Incorporated by reference to the Schedule 13D/A
               filed with the Commission on January 20,2003)

Exhibit I -    Prime Broker Agreement between Banc of America
               Securities LLC and Hovde Acquisition II, L.L.C.
               (Incorporated by reference to the Schedule 13D/A
               filed with the Commission on January 20,2003)

Exhibit J -    Limited Liability Company Agreement between
               Banc of America Securities LLC and Hovde
               Acquisition II, L.L.C. (Incorporated by reference
               to the Schedule 13D/A filed with the Commission on
               January 20,2003)

Exhibit K -    Customer Agreement between NationsBanc
               Montgomery Securities and Hovde Financial Inc.
               Profit Sharing Plan and Trust. (Incorporated by
               reference to the Schedule 13D filed with the
               Commission on March 16, 1999)

Exhibit L -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Hovde Financial Inc.
               Profit Sharing Plan and Trust. (Incorporated by
               reference to the Schedule 13D filed with the
               Commission on March 16, 1999)

Exhibit M -    Customer Agreement between NationsBanc Montgomery
               Securities and The Eric D. Hovde Foundation.
               (Incorporated by reference to the Schedule 13D
               filed with the Commission on May 7, 1999)

Exhibit N -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and The Eric D. Hovde
               Foundation. (Incorporated by reference to the
               Schedule 13D filed with the Commission on
               May 7, 1999)

Exhibit O-     Customer Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners III, L.P. (Incorporated by reference to
               the Schedule 13D filed with the Commission
               on May 4, 2000)

Exhibit P-     Prime Broker Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners III, L.P. (Incorporated by reference to
               the Schedule 13D filed with the Commission
               on May 4, 2000)

Exhibit Q-     Partnership Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners III, L.P. (Incorporated by reference to
               the Schedule 13D filed with the Commission
               on May 4, 2000)

Exhibit R -    Options Agreement between Morgan Stanley & Co.
               Incorporated and Financial Institution Partners,
               L.P. (Incorporated by reference to the Schedule
               13D/A filed with the Commission on January 20,2003)

Exhibit S -    Customer Prime Broker Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners, L.P. (Incorporated by reference to the
               Schedule 13D/A filed with the Commission on January
               20,2003)

Exhibit T -    Master Securities Loan Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners, L.P. (Incorporated by reference to the
               Schedule 13D/A filed with the Commission on January
               20,2003)

Exhibit U -    Account Control Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, L.P.
               (Incorporated by reference to the Schedule 13D/A filed
               with the Commission on January 20,2003)

Exhibit V -    Options Agreement between Morgan Stanley & Co.
               Incorporated and Financial Institution Partners,
               Ltd. (Incorporated by reference to the Schedule 13D/A
               filed with the Commission on January 20,2003)

Exhibit W -    Customer Prime Broker Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners, Ltd. (Incorporated by reference to the
               Schedule 13D/A filed with the Commission on January
               20,2003)

Exhibit X -    Master Securities Loan Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners, Ltd. (Incorporated by reference to the
               Schedule 13D/A filed with the Commission on January
               20,2003)

Exhibit Y -    Account Control Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, Ltd.
               (Incorporated by reference to the Schedule 13D/A filed
               with the Commission on January 20,2003)

Exhibit Z -    Customer Agreement between Banc of America Securities
               LLC and Financial Institution Partners IV, L.P.
               (Incorporated by reference to the Schedule 13D/A filed
               with the Commission on July 2, 2003)

Exhibit AA -   Prime Broker Agreement between Banc of America
               Securities LLC and Financial Institution Partners
               IV, L.P. (Incorporated by reference to the Schedule 13D/A
               filed with the Commission on July 2, 2003)

Exhibit BB -   Partnership Agreement between Banc of America
               Securities LLC and Financial Institution Partners
               IV, L.P. (Incorporated by reference to the Schedule 13D/A
               filed with the Commission on July 2, 2003)



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

                                EXHIBIT A

            Consent Agreement Pursuant to 17 C.F.R. 13d-1(k)(1)(iii)

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(k)(1)(iii) with respect to his/its beneficial ownership of the shares of the Issuer.


                         HOVDE CAPITAL ADVISORS LLC

                         By:  /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member


                         ERIC D. HOVDE

                         /s/ Eric D. Hovde
                         -------------------------------------------------


                         STEVEN D. HOVDE

                         /s/ Steven D. Hovde
                         -------------------------------------------------



Dated:    08/16/06

Page 12 of 12